     Exhibit 4.14
[English Translation]

ASSET TRANSFER AGREEMENT

May 6, 2004

By and between

Webzen Inc.

and

Delphieye, Inc.

THIS ASSET TRANSFER AGREEMENT (hereinafter referred to as “Agreement”) is entered into by and between Webzen Inc. (hereinafter referred to as “Webzen”) and Delphieye, Inc. (hereinafter referred to as “Delphieye”) as follows:

Article 1 (Purpose)

This Agreement is entered into for the purpose of setting forth the terms and conditions agreed between the parties as well as to clarify the rights and obligations of the parties regarding the transfer of Delphieye’s Business Rights (as defined below) and both tangible and intangible assets thereof to Webzen, as well as the transfer of the Employees (as defined below).

Article 2 (Definitions)

(1)	“Game” means Delphieye’s games as specified in Attachment 1.

(2)	“Employees” mean Delphieye’s development employees of the Game, including the principal manager, middle manager and other employees.

(3)	“Business Rights” means all the rights related to the Game and both tangible and intangible assets as specified in Attachment 1, as well as all the rights related to the Game that are not specified in Attachment 1.

(4)	“Liabilities” means Delphieye’s liabilities as specified in Attachment 1.

(5)	“Closing Date” means the date of completion of all the procedures specified in Article 13 below.

Article 3 (Term)

This Agreement shall be effective from the execution date hereof.

Article 4 (Price)

Webzen shall pay to Delphieye the total of KRW 4,000,000,000 (without the value-

added taxes) as consideration hereunder (the “Price”) in accordance with the payment terms and conditions as follows:

(1)	KRW 2,000,000,000 shall be paid on the date of execution of this Agreement (the “Contact Price”); and

(2)	KRW 2,000,000,000 shall be paid within sixty (60) days from the Closing (as defined below) date (the “Reminder”).

Article 5 (Due Diligence)

(1)	The parties shall, within two (2) weeks from the execution date of this Agreement, conduct due diligence of the Business Rights, all the assets thereof and the Game (the “Game Business”). In the event the result of the due diligence does not reveal any reason for deduction of the Price, the parties shall carry out the necessary procedures for transfer of the Game Business.

(2)	Delphieye shall permit to Webzen, within the necessary scope of the due diligence during the general business hours, access of all books and records directly related to the ownership, operation, management, repair and maintenance of the software, source code and program of the Game and the Game Business.

(3)	The parties shall share the costs and expenses of the due diligence, including the fee for accountants, attorneys and other specialists participating in the due diligence.

Article 6 (Price Adjustment)

(1)	Webzen may upon the occurrence of the following events, during the period before the payment due date of the Remainder, deduct the Price by the applicable amount of deduction in value or may terminate this Agreement. Upon such occurrence, Webzen may conduct another due diligence to calculate the deduction amount and the payment due date of the Remainder will be extended by the time period until the confirmation date of the amount of deduction through the additional due diligence.

	1.	Leave of all or core personnel of the Employees;

	2.	Termination or cancellation of essential agreements regarding the Game entered into with foreign or domestic companies;

	3.	Disclosure of core technology or information regarding the development of the Game; and/or

	4.	Other material decrease of value regarding Game Business.

(2)	After the execution of this Agreement, if the Employees leave from Webzen or Delphieye or transfers to other companies, including the case of subsection 1 of section (1) above, which results in Webzen not being able to employ all the Employees, Delphieye shall reimburse Webzen or deduct from the Price, the amount resulting from the calculation of section 2 of the Attachment 2 “Standard of Price Deduction Upon Leave of the Employees” multiplied by the rate specified in the section 3 of the Attachment 2 “Rate of Deduction Per Period of Leave Upon Leave of the Employees” for each Employee leaving.

Article 7 (Transfer of Employees)

(1)	Webzen shall succeed and employ all the Employees, as well as to commission the representative director of Delphieye to advise in the transfer transactions contemplated under this Agreement.

(2)	Webzen shall not assume any obligations of any labour related claims that could arise regarding the Employees’ wages or dismissal, and Delphieye shall be liable for all employment related obligations such as the retirement fund, non-payment of wages etc. of the Employees. Delphieye shall fully indemnify and hold Webzen harmless against any legal obligations that may arise from disputes of the above claims.

(3)	In the event Delphieye granted any stock options to the Employees, Delphieye shall resolve the matter of the Employees’ exercise of any stock options upon their leave as its own responsibility, and Webzen shall not be liable in any way regarding any of the Employees’ stock options.

(4)	In the event the Employees have any obligations of non-competition or confidentiality to Delphieye, such obligations of the Employees shall cease upon Webzen’s employment of the Employees under this Agreement.

(5)	Delphieye shall guarantee not to disclose any technology or information relating to Business Rights, including source code, to any third party without Webzen’s consent before and after the employment of the Employees.

(6)	In the event any Employee disclosed any technology or information relating to Business Rights, including source code, to any third party in violation of the section (5) above, Webzen may, in its own discretion, claim for damages against Delphieye and the relevant Employee, in which case Delphieye and the relevant Employee shall be jointly and severally be liable, or terminate this Agreement. In the event Webzen terminates this Agreement, such termination shall not affect any of Webzen’s right to claim for damages hereunder.

Article 8 (Intellectual Properties)

(1)	Delphieye shall in good faith carry out all the legal procedures necessary for Webzen to acquire the appropriate legal rights for program copyright, patent, trademark etc. regarding the Game.

(2)	Delphieye shall immediately notify Webzen, if any dispute regarding the intellectual property rights of the Game arise. Webzen shall not be liable in any way, and Delphieye shall fully indemnify and hold Webzen harmless against any such dispute. In addition, Webzen may choose, in Webzen’s discretion, to defer payment of 25% of the Price or to terminate this Agreement. In the event Webzen terminates this Agreement, such termination shall not affect any of Webzen’s right to claim for damages hereunder.

Article 9 (No Assumption of Liabilities)

(1)	Webzen shall not assume any of Delphieye’s Liabilities.

(2)	In the event any dispute regarding the Liabilities arise, Delphieye shall legally resolve such disputes at its own costs and expenses, and Webzen shall have no legal responsibility regarding the Liabilities.

Article 10 (Obligations of Delphieye)

(1)	Delphieye shall give immediate notice to Webzen in the event that: (i) on or before Closing any representations and warranties by Delphieye is materially false or incorrect; (ii) the transaction hereunder is hindered; or (iii) Delphieye’s performance of its obligated or agreed terms under this Agreement may become impossible in any way.

(2)	Delphieye shall operate, manage, repair or maintain the Game Business in accordance with the operational procedures of ordinary course of business until the completion of the transfer to Webzen hereunder. Provided, however, any profit generated from the Game after the execution of this Agreement, amount of the total profit shall be paid to Webzen.

(3)	Delphieye shall immediately notify Webzen of the reasons for any security rights, rights to claim or litigation, if any such security rights, rights to claim or litigation affecting the Game Business arise as the result of any activities of Delphieye or of other reasons. In such event, Delphieye shall defend, indemnify and hold Game Business and Webzen harmless against any reasons of such security rights, rights to claim or litigation at its own expense, including but not limited to any reasonable costs therefrom and the attorney’s fees.

(4)	Delphieye shall not assume or establish any rights, authority, profit or security on all or part of the Game Business after the execution of this Agreement.

(5)	Delphieye shall not commence or settle any disputes without the prior consent of Webzen.

(6)	Delphieye shall preserve and maintain all records relating to the Game Business in the ordinary course of business until transferred to Webzen.

(7)	Delphieye shall not directly or indirectly provide to any third party all or part of the technology relating to the Game or cooperate in any research and development for such purpose without the prior consent of Webzen after the execution of this Agreement.

Article 11 (Representations and Warranties by Delphieye)

(1)	Delphieye is a corporation duly organised under the laws of the Republic of Korea, and it has obtained the necessary authority or approval to conduct its business. In addition, Delphieye is not in the process or is not about to commence liquidation, bankruptcy, or court receivership at this time.

(2)	Delphieye warrants that it has taken all necessary legal corporate procedures under the company law, such as resolution by shareholders’ meeting and board of directors’ meeting with regards to this Agreement. Delphieye shall provide the minutes from the shareholders’ meeting and the board of directors’ meeting, upon Webzen’s request.

(3)	The transfer of the Game Business hereunder is legal and valid, and no contravening law or limiting agreement with a third party exists against Webzen’s exercise of its rights of the acquired Game Business.

(4)	At this time, all of Delphieye’s tax liabilities have been fulfilled or Delphieye has accumulated enough funds necessary to meet such liabilities.

(5)	There are no legal proceedings or claims pending or threatened against Delphieye that would preclude or negatively affect the transactions contemplated under this Agreement or Delphieye’s financial conditions. Delphieye shall take full responsibility of all legal proceedings or claims pending or threatened, due to any activities of Delphieye prior to the execution date of this Agreement, in order for Webzen not to incur any loss therefrom.

(6)	At this time, there are no sale by subscription or other limitations established upon the assets of Delphieye, such as rights of mortgage, pledge, transfer for surety and other security.

(7)	At this time, Delphieye has not defaulted on any of its administrative duties, and has abided by the relevant laws, regulations or orders applicable to the operation of the Game Business.

(8)	Delphieye has ownership or has legal usage right of the Game Business, and no cause to materially interfere with such ownership or usage right exists.

(9)	Delphieye is not bound by and is not a party to any agreement or other provisions that would materially affect its performance under this Agreement.

(10)	At this time, all information pertaining to Delphieye is accurately reflected in Delphieye’s financial statements and other accounts related documents, share register, company register, articles of incorporation etc. to be provided by Delphieye hereunder.

(11)	Delphieye warrants that it has managed the Game to fulfil its duties as a good faith manger, and has not engaged in any activity that would delay development, damage or decrease the value of the Game after the execution date of this Agreement.

(12)	Delphieye has the appropriate legal rights of the intellectual property rights it owns, and has not infringed upon any third party’s intellectual property rights.

(13)	Delphieye has entered into the necessary agreements with all the present officers of Delphieye regarding any intellectual property rights acquired by such officers in the course of their duty, including patent, utility model and industrial design, for such intellectual property rights to come under Webzen’s possession.

(14)	Delphieye has no unpaid liabilities regarding the Game Business, prior to or at the time of the transfer hereunder, and shall indemnify and hold Webzen harmless against any reasons of claims, liabilities, loss, damages, or litigation at its own expense, including but not limited to any court expenses and reasonable attorney’s fees, related to the use, possession or operation of the Game up to the time of the transfer.

Article 12 (Access to Information)

(1)	Webzen may demand Delphieye to submit reports or documents regarding the status of operations or assets, as well as to request answers to its inquiry, when Webzen determines such is necessary for the acquisition of its rights under this Agreement or the transfer of Game Business.

(2)	Webzen may, or may cause its accountant and other representatives to, inspect, copy or examine the books, records or facilities of Delphieye, within the necessary scope of transfer of the Game Business under this Agreement, upon visits to Delphieye’s principal office or other offices with a prior notice.

Article 13 (Closing)

(1)	The transfer contemplated hereunder shall be deemed completed in relation to this Agreement upon fulfilment of the following procedures (“Closing)”:

	1.	Actual completion of transfer and assignment of the Game Business and contracts related thereto;

	2.	Completion of the transfer of the title to intellectual property rights, such as the Game Business and program copyrights related thereto; and

	3.	Completion of delivery of the medium of computer storage or documents regarding the Game and related program source and plans.

(2)	All of the above procedures shall be completed within thirty (30) days from the execution date of this Agreement.

Article 14 (Confidentiality)

(1)	The parties shall carefully treat the other party’s technical or operational confidential information obtained in the course of performance under this Agreement, including without limitation, technology, customer information, plans, know-how, etc., as it treats its own confidential information, and shall not disclose such confidential information to any third party without prior written consent of the other party. Provided, however, exceptions shall be made for disclosure to the government when required under applicable law or court decision, and for disclosures to advisors, financial investors, and consultants, who are under the same duty of confidentiality as provided hereunder, as well as for the disclosure to the officers of the parties.

(2) The parties shall be bound to their duty of confidentiality under the above section (1), which shall remain effective for two (2) years after termination of this Agreement. The party in violation of confidentiality hereunder shall be liable for damages to the other party.

Article 15 (Termination)

(1)	Webzen shall have the right to terminate this Agreement by giving a written notice to Delphieye, if Delphieye fall within any one of the following circumstances:

	1.	The transaction with banks is suspended due to dishonor of its notes and/or checks;

	2.	The proceedings for ancillary attachment, attachment, auction or compulsory execution as well as the relevant procedure for bankruptcy, liquidation, reorganization or composition have commenced;

	3.	Delphieye conducts or has conducted a merger, corporate division, share exchange, share transfer, or transfer of all or part of its business without Webzen’s prior consent;

	4.	The misrepresentation of any representations and warranties provision of Article 11 above has been discovered; or

	5.	Webzen determines from the result of due diligence that development of the Game is not smooth, as the core Employees who understand the source code of the Game have gone into voluntary retirement.

(2)	If one of the party breaches any material term of this Agreement, and such breach is not cured within fifteen (15) days of the written notice thereof from the non-breaching party, this Agreement may be terminated immediately.

(3)	Termination of this Agreement under sections (1) or (2) above shall be without prejudice to the non-breaching party’s right to pursue all available remedies at law or in equity.

Article 16 (Force Majeure)

Neither party shall be liable to the other party for failure of performance of any of its obligations under this Agreement caused by the conditions of force majeure, such as fire, explosion, act of God, war, action by a government, or other similar contingencies which are beyond the reasonable control of the party. However, the parties may terminate this Agreement, if such conditions of force majeure continue for more than three (3) months.

Article 17 (Damages)

(1)	In the event of termination of this Agreement for reasons attributable to Webzen, the Contract Price shall revert to Delphieye.

(2)	In the event of termination of this Agreement for reasons attributable to Delphieye, Delphieye shall pay twice the amount of the Contract Price to Webzen within thirty (30) days from the occurrence date of the requisite condition of termination.

(3)	Sections (1) or (2) above shall not have any affect on Webzen’s exercise of its rights to claim for damages.

(4)	In the event the termination of this Agreement upon mutual agreement of both parties, Delphieye shall return the Contract Price to Webzen.

Article 18 (No Assignments)

Neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, except as provided hereunder, whether by operation of law or otherwise, by either party without the prior written consent of the other party. Any assignment without the prior written consent of the other party shall be null and void.

Article 19 (Costs)

Except as otherwise specified under this Agreement, any costs and expenses incurred to each party hereunder, regarding preparation and execution of this Agreement, shall be born by each party on its own.

Article 20 (Taxes)

(1)	Unless otherwise provided by this Agreement, each party shall be responsible for all taxes imposed on the respective party in connection with the transaction contemplated hereunder in accordance with the applicable laws.

(2)	If any tax reduction regarding the Price is possible, the parties shall put forth their reasonable best efforts in their course of dealing hereunder to take advantage of such deduction.

Article 21 (Interpretation)

(1)	Any provision of this Agreement that is disputed in its interpretation or not specified hereunder shall be interpreted in accordance with the relevant regulations, such as commercial code or general commercial practice.

(2)	In the event that any term or provision of this Agreement is deemed illegal by the court of jurisdiction, or invalid or unenforceable in any compulsory execution, such term or provision shall become void. However, this Agreement shall be affected by such term or provision.

Article 22 (Modification)

Any modification to this Agreement must be made in a written agreement of the parties hereto.

Article 23 (Jurisdiction)

Any dispute relating to or arising out of this Agreement shall be resolved though an agreement of the parties, provided, however, if such agreement cannot be reached, the relevant dispute and claim shall be resolved in the courts within the jurisdiction of the Seoul Central District Court.

Article 24 (Miscellaneous)

All notices, invoices or details regarding payment or agreements between the parties hereunder shall be in writing.

Article 25 (Effectiveness)

This Agreement shall become effective immediately upon the signing of this Agreement by both parties hereof.

IN WITNESS WHEREOF, the parties hereto have executed two (2) copies of this Agreement for each party to keep one (1) copy each.

Execution date: May 6, 2004

WEBZEN INC.	DELPHIEYE, INC.

6F, Daelim Acrotel,	Delphi Building
467-6, Dogok-dong, Kangnam-gu	508-3 Shinsa-dong, Kangnam-gu

Representative Director: Nam Ju Kim	Representative Director: Wan Sun Shin
[Seal]	[Seal]

ATTACHMENT 1

1.	Game

	(1)	Nitro-family personal computer (“PC”) game
	(2)	Nitro-family online game
	(3)	Nitro-family XBOX game
	(4)	Parfe communication online game
	(5)	SPINOS flash game

2.	Tangible Assets

3.	Intangible Assets

	(1)	Copyright
	(2)	Intellectual property rights
	(3)	Patents
	(4)	Contracts with third party
	(5)	Program source, engine and documentations regarding Game
	(6)	Trademark
	(7)	Domain
	(8)	Operation software and related license agreement

4.	Liabilities

ATTACHMENT 2

1.      Employees

	Nitro-family PC game	Nitro-family online game	Nitro-family XBOX game	Parfe communication online game	SPINOS flash game
Principal Manager	Ki Jong Kang Yong Tae Kim, Sang Hun Kim Jae Hyoung Lee, Young Su Lee Oung Sun Kim, Hee Soong Yang			Sang Jun Park Soong Kyun Woo Jae Pil Lee
Middle Manager	Hyun Ho Gong, Tae Hyoung Lee, Kyoung Min Kim Jong Bu Kim, Kwang Rok Eun Young KimKim, Su Gil An, Ji Ho Lee,

2.      Standard of Price Deduction Upon Leave of the Employees

Deduction per one (1) person
Principal Manager	60,000,000 Won
Middle Manager	30,000,000 Won

3.      Rate of Deduction Per Period of Leave Upon Leave of the Employees

Period of Leave	Within three (3) months	Within six (6) months	Within one (1) year
Rate of Deduction	100%	60%	30%